Exhibit 21.1

Subsidiaries of Aileron Therapeutics, Inc.

Subsidiary	State/Country of Formation
Lung Therapeutics, LLC	Delaware
Lung Therapeutics Australia Pty Ltd	Australia
Lung Therapeutics Limited	Ireland